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                                                                    EXHIBIT 99.1

                  AMENDED CAUTIONARY STATEMENT FOR PURPOSES OF
                       THE "SAFE HARBOR" PROVISIONS OF THE
                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

From time to time, Simon Worldwide, Inc. ("Simon Worldwide") may provide forward-looking information such as forecasts of expected future performance or statements about Simon Worldwide's plans and objectives. This information may be contained in filings with the Securities and Exchange Commission, press releases or oral statements by the officers of Simon Worldwide. Simon Worldwide desires to take advantage of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is including this Exhibit 99.1 in this Form 10-Q in order to do so.

Simon Worldwide wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, Simon Worldwide's actual results and could cause Simon Worldwide's actual consolidated results for Simon Worldwide's current quarter and beyond to differ materially from those expressed in any forward-looking statements made by or on behalf of Simon Worldwide.

DEPENDENCE ON PRINCIPAL CUSTOMERS WHICH HAVE TERMINATED THEIR RELATIONSHIPS WITH US

In recent years, our business has been heavily dependent on purchases of promotional products by our key customers including Philip Morris Incorporated ("Philip Morris"). Additionally, the business of our subsidiary, Simon Marketing, Inc., has been heavily dependent on purchases of promotional products and services by McDonald's Corporation ("McDonald's") or its franchisees for which it receives an annual fee and other payments. As a result of the alleged fraudulent actions of a Simon Marketing, Inc. employee in connection with the McDonald's promotional games administered by Simon Marketing, Inc., both McDonald's and Philip Morris terminated their relationships with us. We have filed suit against McDonald's and Philip Morris in connection with their termination of our relationship, and McDonald's has brought suit against us. (See "Pending Litigation".) Our business, sales and results of operations have been and will continue to be materially adversely affected by the loss of Philip Morris and McDonald's. In addition, the absence of business from McDonald's and Philip Morris has adversely affected our relationship with and access to foreign manufacturing sources.

UNCERTAIN OUTLOOK

As a result of the loss of our two largest customers, McDonald's and Philip Morris, which represented approximately 88% of our sales base, we have terminated certain portions of our workforce, and expect to terminate in the near future a substantial portion of our worldwide workforce. Until the loss of our two largest customers and the pending litigation described below, we had been operating as a multi-national full-service promotional marketing company, specializing in the design and development of high-impact promotional products and sales promotions. The majority of our revenue was derived from the sale of products to consumer product and services companies seeking to promote their brand names and corporate identities and build brand loyalty. As a result of the loss of these major customers along with the resulting legal matters discussed further below, there is substantial doubt about our ability to continue as a going concern. We have taken and will continue to take action to reduce our cost structure while all options are explored in the wake of these events. We are considering various alternatives regarding our future, including a sale of all or a portion of the Company and a reorganization and/or liquidation of the net assets of the Company which may be through bankruptcy proceedings. The loss of these customers, and the pending litigation described below, raise substantial doubt about our ability to continue as a going concern.

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PENDING LITIGATION

We and/or our subsidiary Simon Marketing, Inc. ("Simon Marketing") have been named as defendants in numerous consumer class action and representative action lawsuits (hereafter variously referred to as, "actions", "complaints" or "lawsuits") which have been filed in multiple jurisdictions nationwide. Plaintiffs in these actions assert diverse causes of action, including negligence, breach of contract, fraud, restitution, unjust enrichment, misrepresentation, false advertising, breach of warranty, unfair competition and violation of various state consumer fraud statutes. A complaint filed in federal court in New Jersey also alleges a pattern of racketeering.

Plaintiffs in many of these actions allege, among other things, that defendants, including us, Simon Marketing, and McDonald's, misrepresented that plaintiffs had a chance at winning certain high-value prizes when in fact the prizes were stolen by one rogue employee of Simon Marketing in connection with the McDonald's promotional games administered by us. Plaintiffs seek various forms of relief, including restitution of monies paid for McDonald's food, disgorgement of profits, recovery of the "stolen" game prizes, other compensatory damages, attorney's fees, punitive damages and injunctive relief. We may be named as a defendant or co-defendant in additional actions which may be filed alleging similar claims.

These lawsuits are all in the very early stages and discovery has yet to commence in any of these proceedings. Simon Marketing and other co-defendants are seeking to consolidate the various actions. We are unable to predict the outcome of any or all of these lawsuits and the ultimate effect, if any, on our financial condition, results of operations or net cash flows.

On October 23, 2001, we and Simon Marketing filed suit against McDonald's in California Superior Court for the County of Los Angeles. The complaint includes allegations of fraud, defamation and breach of contract in connection with the termination of Simon Marketing's relationship with McDonald's.

Also on October 23, 2001, we and Simon Marketing were named as defendants, along with a former employee of Simon Marketing, and certain other individuals unrelated to us or Simon Marketing, in a complaint filed by McDonald's in the United States District Court for the Northern District of Illinois. The complaint alleges that Simon Marketing has engaged in fraud, breach of contract, breach of fiduciary obligations and civil conspiracy and alleges that McDonald's is entitled to indemnification and damages of an unspecified amount.

On November 13, 2001, we filed suit against Philip Morris in California Superior Court for the County of Los Angeles. The complaint, which alleges breach of contract, unjust enrichment and breach of the implied covenant of good faith and fair dealing, seeks to recover in excess of $4 million in damages resulting from the termination of our relationship with Philip Morris.

We are unable to predict the outcome of the McDonald's complaint, or of our suit against McDonald's or Philip Morris, and their ultimate effects, if any, on our financial condition, results of operations or net cash flows.

DEPENDENCE ON KEY PERSONNEL

We are dependent on several key personnel, including our outside directors. In light of the loss of our principal customers and the pending litigation against us, there is not assurance that our key personnel can be retained. The loss of the services of our key personnel could harm our business.

LIMITED CUSTOMER COMMITMENTS

Generally, our agreements with promotional product customers do not require them to make a certain level of purchases. Instead, purchase commitments are represented by purchase orders placed by the customers from time to time during the course of a promotion. The actual level of purchases by promotional products customers depends on a number of factors, including the duration of the promotion and consumer redemption rates. Purchase orders are generally subject to cancellation with limited penalty. Consequently, our level of net sales is difficult to predict accurately and can fluctuate greatly from quarter to quarter.
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PROMOTIONAL PRODUCT AND MARKETING SPENDING

Our business is driven by the spending of companies to promote and market their corporate identities and brand name products. If the demand for brand name products diminishes or if our customers decrease their use of promotional product programs or reduce their marketing spend to promote their corporate identities and brands, our business will be materially adversely affected. In addition, our relationship with certain of our promotional products customers has been limited to the sourcing of products being offered or sold by the customer in connection with a single promotional program. There can be no assurance that such customers will continue to use us to source products for future promotional programs.

COMPETITION

The promotional products industry is highly fragmented and competitive, and some of our competitors have substantially greater financial and other resources than we do. We also compete with the services of in-house advertising, promotional products and purchasing departments and with designers and vendors of single or multiple product lines. Certain of our customers seek competitive bid for their promotional programs. Our profit margin depends, to a great extent, on our competitive position when bidding and our ability to continually decrease product costs after being awarded bids. Competition is not expected to abate and thus will continue to exert pressure on our profit margin in the future.

ASIAN ECONOMIC PROBLEMS

The majority of our net sales in recent years have been attributable to products manufactured by subcontractors located in Asia. We have no long-term contracts with these manufacturing sources and often compete with other companies for production facilities and import quota capacity. In addition, many Asian manufacturers require that a letter of credit be posted at the time a purchase order is placed. There can be no assurance that we will continue to have the necessary credit facilities in order to post such letters of credit. Our business is subject to the risks normally associated with conducting business abroad, such as:

          -    foreign government regulations;

          -    political unrest;

          -    disruptions or delays in shipments;


          -    fluctuations in foreign currency exchange rates; and

          - changes in economic conditions in countries in which our manufacturing sources are located.

If any such factors were to render the conduct of our business in a particular country undesirable or impractical, or if our current foreign manufacturing sources were to cease doing business with us for any reason, our business, sales and operating results could be materially adversely affected.
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IMPORTS AND IMPORT RESTRICTIONS

The importation of products manufactured in Asia is subject to the constraints imposed by bilateral agreements between the United States and substantially all of the countries from which we import goods. These agreements impose quotas that limit the quantity of certain types of goods, including textile products imported by us, which can be imported into the United States from those countries. These agreements also allow the United States to impose, under certain conditions, restraints on the importation of categories of merchandise that, under the terms of the agreements, are not subject to specified limits. Our continued ability to source products through imports may be harmed by:

          -    additional bilateral and multilateral agreements;

          -    unilateral trade restrictions;

          -    significant decreases in import quotas;

          - the disruption of trade from exporting countries as a result of political instability; or

          - the imposition of additional duties, taxes and other charges or restrictions on imports.

Products imported by us from China currently receive the same preferential tariff treatment accorded goods from countries granted permanent "normal trade relations". However, the annual renewal by Congress of normal trade relations with China has been a contentious political issue for several years and there can be no assurance that such relations will be continued. If China were to lose its grant of normal trade relations with the U.S., goods imported from China would be subject to significantly higher duty rates which would increase the cost of goods from China and could materially harm our business.

EFFECT OF INDUSTRY CONDITIONS FACING SIMON WORLDWIDE'S CUSTOMERS

Our business is heavily dependent on the promotional budgets of our customers, which in turn are influenced by industry conditions and other factors.

SALE OF CPG AND NEW CORPORATE STRUCTURE

In December 2000, we decided to sell our CPG division and, in February 2001, we announced that we had sold our CPG division, which was comprised principally of two of our subsidiaries, Tonkin, Inc. and Cyrk Acquisition Corp. The sale is described in our report filed on Form 8-K dated February 15, 2001 which is incorporated herein by reference. In connection with the sale, we agreed not to compete in the CPG business in the United States for a period of five years after the closing of the sale. There can be no assurance that the sale of the CPG division will result in long term benefits. We are effecting a new corporate structure enabled by the sale of the CPG division that will operate globally. This corporate structure is
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primarily comprised of the operations of our Simon Marketing subsidiary and certain legacy custom product clients. In connection with this new structure, certain of our executive officers resigned in June 2001 as described in our report filed on Form 8-K dated June 15, 2001. There is no assurance that this new structure will be successfully effected in a manner that will have a positive impact on our business, sales or operating results.

ACQUISITIONS, INVESTMENTS, STRATEGIC ALLIANCES OR OTHER ALTERNATIVES

We may acquire or invest in other businesses which are complementary to our business or entered into strategic alliances with such businesses, or explore other strategic alternatives for Simon Worldwide. In addition, we have made and may continue to make venture investments. There can be no assurance that any current or future acquisition, strategic or venture investment or strategic alliance or strategic alternative will result in long-term benefits. If we are not successful in our acquisitions, investments or alliances or any other financial or strategic alternatives, our business and operating results in the future may be harmed.

Our Internet venture investments are subject to all the risks inherent in the Internet marketplace including the growth of the number of users, concerns about systems and transaction security, continued development of technological infrastructure, increasing government regulation of the Internet, rapid technology changes rendering existing technology obsolete, the possibility of system downtime and/or failure due to technological or other factors beyond our control, and the fact that legal standards relating to intellectual property rights in Internet-related business are uncertain and evolving, and are further subject to valuation volatility of this sector within the investment community. In addition, the early stage Internet companies have a high degree of dependence on ready access to the capital markets and, as such, are highly vulnerable to the pace and scale of change in the capital markets.